UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                SEC FILE NUMBER
                                   FORM 12b-25                       000-25955
                                                                     -------
                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 11-K  [X] Form 20-F         CUSIP NUMBER
              [ ] Form 10-Q  [ ] Form N-SAR                        14008M 10 4
                                                                     -------
                      For Period Ended:  December 31, 2001
                                         -----------------

-------------------------------------------------------------------------------
  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
-------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

-------------------------------------------------------------------------------
Full Name of Registrant:
Capital Environmental Resource Inc.
-------------------------------------------------------------------------------
Former Name if Applicable:
N.A.
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number):
1005 Skyview Drive

-------------------------------------------------------------------------------
City, State and Zip Code:
Burlington, Ontario, Canada L7P 5B1

-------------------------------------------------------------------------------



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

      The Registrant recently entered into a new senior credit facility and repaid all amounts outstanding under its pre-existing senior credit facility. The Registrant is reviewing this transaction with respect to its effect on the audited financial statements and disclosure to be included in the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001. The Registrant expects its review to conclude within a short period of time. The Registrant believes that, in the interest of full and best disclosure, a definitive description of this transaction and its impact on the Registrant is appropriate.

         The Company intends to file timely the subject Annual Report on Form 20-F no later than the fifteenth calendar day after the due date of the report.


                                                 (Attach Extra Sheets if Needed)



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Thomas E. Durkin, III      (905)              319-1237
      --------------------     -------------     ------------------
            (Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

       [X] Yes     [ ] No

-------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes     [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In its Form 20-F for the year ended December 31, 2001, the Registrant will report 2001 revenue of US $93.2 million, a loss from operations of $8.7 million and a net loss of US $19.7 million, or (US $1.60) per diluted common share. For the year ended December 31, 2000, the Registrant reported revenue of US $117.0, a loss from operations of US $6.6 million and a net loss of US $18.3 million, or (US $2.54) per diluted common share. The decrease in revenue in the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily attributable to the sale of substantially all of the Registrant's United States operating assets in 2001.

-------------------------------------------------------------------------------

                       Capital Environmental Resource Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     June 28, 2002              By /s/Thomas E. Durkin, III
      -------------------       -----------------------------------------------
                                    Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. It the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
-------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
-------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.